

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Eric K. Lindberg
President and Director
RealEstate Pathways, Inc.
2114 West Apache Trail
Apache Junction, AZ 85120

> **Re: RealEstate Pathways, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2012**
> **File No. 333-178517**

Dear Mr. Lindberg:

We have reviewed your amended registration statement and have the following comments.   Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 11, 2012.

Cover Page, page 3

1.   Please disclose when the offering will end. Refer to Regulation S-K Item 501(b)(8)(iii).

Risk Factors

As a reporting company…, page 9

2.   As previously requested in prior comment 9, please revise your risk factor to include information regarding when you will be required to provide a report of management on your internal control over financial reporting. Note that Instruction 1 to Regulation S-K Item 308 states that a registrant is not required to comply with sections (a) and (b) of that Item until an annual report has been required or has been filed for the prior fiscal year.

Recent Sales of Unregistered Securities, page II-2

3.   We note your response to prior comment 25; however, the first sentence in this section continues to indicate that there were two separate offerings. We therefore reissue our comment.

<u>Signatures, page II-4</u>

4.   We note your response indicating that you modified Mr. Lindberg's signature block. However, it does not appear that your revised disclosure is responsive to prior comment 26 and we reissue our comment. Please revise the two paragraphs on the signature page that begin "In accordance with…" so that they reflect the language required by Form S-1. Also, in addition to the date disclosed in the initial paragraph under the heading "Signatures," please include a separate date (even if the dates are the same) indicating when Mr. Lindberg signed the registration statement in his own behalf. Please refer to the Signatures portion of Form S-1 available on our website at http://www.sec.gov/divisions/corpfin/forms/securities.shtml.

        You may contact Melissa Feider at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via E-mail</u>
        Jeffrey A. Nichols, Esq.